UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
___________________________________________

SCHEDULE TO
Tender Offer Statement under Section 14(d)(1) or 13(e)(1)
of the Securities Exchange Act of 1934
___________________________________________

INVACARE CORPORATION
(Name of Subject Company (Issuer))

INVACARE CORPORATION
(Name of Filing Person (Offeror))
___________________________________________

4.125% Convertible Senior Subordinated Debentures due 2027 (Title of Class of Securities)	461203 AD3 (CUSIP Number of Class of Securities)

Anthony C. LaPlaca
Senior Vice President, General Counsel and Secretary
One Invacare Way,
Elyria, Ohio 44035-4190
(440) 329-6000
(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of filings person)
___________________________________________

Copies to:

Douglas A. Neary
Calfee, Halter & Griswold LLP
The Calfee Building
1405 East Sixth Street
Cleveland, Ohio 44114
(216) 622-8200
___________________________________________

CALCULATION OF FILING FEE

Transaction Valuation*	Amount of Filing Fee**
$13,350,000	$1,547.26

* The transaction value is estimated only for purposes of calculating the filing fee. The purchase price of the 4.125% Convertible Senior Subordinated Debentures due 2027 (the “Securities”), as described herein, is equal to 100% of the principal amount of those Securities. As of December 23, 2016, there was $13,350,000 aggregate principal amount of the Securities outstanding, resulting in an aggregate maximum purchase price of $13,350,000.
** The amount of the filing fee, calculated in accordance with Rule 0-11(a)(2) of the Securities Exchange Act of 1934, as amended, equals $115.90 per $1,000,000 of transaction value.

☐ Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
___________________________________________

Amount Previously Paid:	Not applicable.	Filing Party:	Not applicable.
Form or Registration No.:	Not applicable.	Date filed:	Not applicable.
☐ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐    third-party tender offer subject to Rule 14d-1.
☒    issuer tender offer subject to Rule 13e-4.
☐    going-private transaction subject to Rule 13e-3.
☐    amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☐

INTRODUCTORY STATEMENT
This Tender Offer Statement on Schedule TO (this “Schedule TO”) is with respect to the Indenture, dated as of February 12, 2007 (the “Indenture”), among Invacare Corporation, an Ohio corporation (the “Company”), the Guarantors (as defined therein) and Wells Fargo Bank, N.A., as trustee and paying agent (“Trustee” or “Paying Agent”), for the Company’s 4.125% Convertible Senior Subordinated Debentures due 2027 (the “Debentures”).
This Schedule TO is filed by the Company with respect to the right of each holder (“Holder”) of the Debentures to sell and the obligation of the Company to purchase the Debentures as set forth in the Issuer Put Right Notice to Holders of 4.125% Convertible Senior Subordinated Debentures Due 2027, dated December 23, 2016 (the “Company Notice”), and the related notice materials filed as exhibits to this Schedule TO (which Company Notice and related notice materials, as amended or supplemented from time to time, collectively constitute and set forth the terms of the “Put Option”).
This Schedule TO is intended to satisfy the disclosure requirements of Rules 13e-4(c)(2) and 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
Items 1 through 9.
As permitted by General Instruction F to Schedule TO, all of the information set forth in the Put Option is hereby incorporated by reference into this Schedule TO.
Item 10.        Financial Statements.
(a)-(b) Not applicable. As specified in Instruction 2 to Item 10 of Schedule TO, for purposes of the Schedule TO disclosure requirements, the Company’s financial statements are not considered material to a Holder’s decision whether to surrender the Debentures to the Company for repurchase because (i) the consideration being offered to Holders surrendering Debentures pursuant to the Put Option consists solely of cash, (ii) the Put Option is not subject to any financing condition, (iii) the Put Option applies to all outstanding Debentures and (iv) the Company is a public reporting company under Section 13(a) of the Exchange Act that files reports electronically on EDGAR. The consolidated financial statements and results of operations of the Company and its subsidiaries are reported electronically on EDGAR.
Item 11.        Additional Information.

(a)-(b) Not applicable.

Item 12.        Exhibits.

(a)(1)	Issuer Put Right Notice to Holders of 4.125% Convertible Senior Subordinated Debentures due 2027, dated December 23, 2016.

(a)(2)	None.

(a)(3)	None.

(a)(4)	None.

(a)(5)	Press Release issued by the Company on December 23, 2016.

(b)	Not applicable.

(d)(1)
Indenture, dated as of February 12, 2007, among the Company, the guarantors named therein and Wells Fargo Bank, N.A., as Trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed February 13, 2007 and incorporated herein by reference).

(d)(2)
Registration Rights Agreement, dated February 12, 2007, among the Company, the guarantors named therein and the initial purchasers named therein (filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed February 13, 2007 and incorporated herein by reference).

(g)	None.

(h)	None.
Item 13.        Information Required by Schedule 13E-3.
Not applicable.

SIGNATURE
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
INVACARE CORPORATION

By:    /s/ Robert K. Gudbranson
Name:    Robert K. Gudbranson
Title:    Senior Vice President and
Chief Financial Officer

Date: December 23, 2016

EXHIBIT INDEX

Exhibit Number	Description

99(a)(1)	Issuer Put Right Notice for 4.125% Convertible Senior Subordinated Debentures due 2027, dated December 23, 2016.

99(a)(2)	None.

99(a)(3)	None.

99(a)(4)	None.

99(a)(5)	Press Release issued by the Company on December 23, 2016.

99(b)	None.

99(d)(1)
Indenture, dated as of February 12, 2007, among the Company, the guarantors named therein and Wells Fargo Bank, N.A., as Trustee (filed as Exhibit 4.1 to the Company’s Current Report on Form 8-K filed February 13, 2007 and incorporated herein by reference).

99(d)(2)
Registration Rights Agreement, dated February 12, 2007, among the Company, the guarantors named therein and the initial purchasers named therein (filed as Exhibit 4.3 to the Company’s Current Report on Form 8-K filed February 13, 2007 and incorporated herein by reference).

99(g)	None.

99(h)	None.